Exhibit 19.3
TWILIO INC.
REQUIREMENTS FOR 10b5-1 TRADING PLANS
Rule 10b5-1 of the SEC rules provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. Transactions effected pursuant to pre-approved trading plans will not be subject to Twilio Inc.’s (the “Company’s”) trading windows.
If you intend to put a pre-approved 10b5-1 Trading Plan (“trading plan”) in place, you will be subject to the rules below, and a Compliance Officer (as defined in the Company’s Insider Trading Policy) may refuse to approve a trading plan as he or she deems appropriate including, without limitation, if he or she determines that such plan does not satisfy the requirements of Rule 10b5-1, the Company’s Insider Trading Policy or applicable law.
Each Compliance Officer may designate others, from time to time, to assist with the execution of such Compliance Officer’s duties set forth herein.
Creating a New Trading Plan.
If you would like to create a new trading plan, you must:
●satisfy the requirements of Rule 10b5-1;
●document the trading plan in writing;
●establish the trading plan during an open trading window when you are not in possession of material, nonpublic information;
●establish the trading plan with a minimum term of one year (starting from the date of adoption of the trading plan); provided, that a plan may automatically terminate earlier upon the execution or expiration of all trades and orders in such plan;
●for directors and officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), require that the first trade under the trading plan does not occur until the expiration of a cooling-off period consisting of the later of (a) 90 calendar days after the adoption of the trading plan and (b) two business days after the filing by the Company of its financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the trading plan was adopted (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the trading plan);
●for all persons other than directors, officers subject to Section 16 of the Exchange Act, and the Company, require that the first trade under the trading plan does not occur until the expiration of a cooling-off period consisting of the later of (a) 60 calendar days after the adoption of the trading plan and (b) the next open trading window following the adoption of the trading plan;

●enter into the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the individual adopting the trading plan must act in good faith with respect to that plan;
●include representations in the trading plan that, on the date of adoption of the trading plan, you are not aware of material nonpublic information about the securities or the Company and are adopting the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
●only have one trading plan outstanding, except as permitted by Rule 10b5-1;
●provide that the Company has the authority to require the suspension or cancellation of the trading plan at any time; and
●get the trading plan pre-approved by a Compliance Officer (as defined in the Insider Trading Policy).
Modifications of Existing Trading Plans.
●Any modification of, or change to, the specifications of an approved trading plan (including, without limitation, the amount, price or timing of a purchase or sale) must be reported in advance to, and is subject to the pre-approval of, a Compliance Officer. Any such modification or change is deemed the termination of the trading plan, and the adoption of a new trading plan. As a result, any modification or change is subject to the same conditions as a new trading plan as set forth in the bullet points immediately above under the heading “Creating a New Trading Plan.”
In addition, you may modify a trading plan only once within a rolling 12 month period.
Terminating an Existing Trading Plan.
If you would like to terminate a trading plan, you must:
●terminate it during an open trading window when you are not in possession of material, nonpublic information;
●if prior to its stated duration, not trade the Company’s securities until after the expiration of 30 calendar days following termination, and then only in accordance with the requirements set forth herein; and
●provide a Compliance Officer (as defined in the Insider Trading Policy) with prompt notification of any such termination of a trading plan.
In addition, you may terminate a trading plan only once within a rolling 12 month period.

Additional Considerations.
●All transactions during the term of a 10b5-1 trading plan must be conducted through the trading plan, except for bona fide gifts made in accordance with the terms of the Insider Trading Policy or transactions exempt from the trading restrictions in the Insider Trading Policy.
●You may not adopt a trading plan with a single trade if you have previously adopted a single-trade plan during the twelve months prior to the proposed adoption of such single-trade plan.
●Additional shares may not be added to the trading plan without a full modification to the trading plan.
●Please be aware that terminations or modifications should be made as a last resort as this can impede the affirmative defense which a trading plan may provide.
●A waiver of any provision of the requirements set forth herein in a specific instance must be authorized in writing by a Compliance Officer or, in the case of directors and officers who are subject to Section 16 of the Exchange Act, by a Compliance Officer in consultation with the Company’s Board of Directors or an independent committee of the Board of Directors.
EFFECTIVE: July 16, 2025

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